UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June, 2020

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Operating and Financial Review and Prospects

First Quarter 2020 and 2019

You should read the following discussion and analysis of our financial condition and results of operations for the first quarter 2020 and 2019 in conjunction with our unaudited condensed consolidated financial statements and related notes appearing elsewhere in this Report on Form 6-K, as well as our audited consolidated financial statements and the “Operating and Financial Review and Prospects” section of our 2019 Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 2, 2020, as amended, our 2019 Annual Report. In addition to historical information, this discussion contains forward-looking statements based on our current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the “Risk Factors” and “Forward-Looking Statements” sections of our 2019 Annual Report.

Overview

We are one of the largest European internet companies and the leading search provider in Russia. A detailed description of our business, our segment structure, key trends impacting our results of operations and our recent acquisitions is contained in the “Operating and Financial Review and Prospects” section of our 2019 Annual Report.

Impact of COVID-19 Pandemic

On March 11, 2020, the World Health Organization characterized the novel coronavirus disease (“COVID-19”) as a global pandemic. The pandemic has had a significant impact on the economies of most countries, led to the closure of borders, the suspension of manufacturing and production and the cancellation of mass events. In order to prevent the spread of infection, on March 28, 2020, the Government of the Russian Federation introduced a number of recommendations and restrictions, including restrictions on the movement of citizens and a limitation on most commercial activities in the country. These restrictions differ in scope across various regions of the Russian Federation, and are also subject to continuous updating, resulting in both the strengthening and loosening of such restrictions in different regions on a near daily basis. In the second week of June 2020, a gradual loosening of these restrictions in Russia commenced, including in Moscow.

For most of the three months ended March 31, 2020, our results of operations generally reflect historical trends and seasonality. The impact of COVID-19 on our financial results and operations in the three months ended March 31, 2020 was limited to the last two weeks of March, when we began to see a slowdown of growth in our advertising and ride-hailing businesses, which continued into the second quarter. Although overall user search activity increased, we noticed a slowdown in the commercial queries. The trends in April were particularly challenging in both businesses, but we began to see a moderate recovery from the end of the month, which continued in May and early June. We observed stronger performance in our FoodTech business, including the contributions of Yandex.Lavka and Yandex.Eats, as well as an acceleration in our Media Services business. With respect to our overall financial position as of March 31, 2020, our management concluded that COVID-19 factors had no significant impact on goodwill, non-current assets and redeemable noncontrolling interests. We believe our current liquidity position provides a certain financial flexibility to withstand the challenges of the COVID-19 situation: as of the end of March 31, 2020 our cash, cash equivalents and term deposits balances were RUB 197.2 billion, the majority of which is in foreign currency (primarily U.S. dollars). As of the end of May 2020, our cash, cash equivalents and term deposits remained on approximately the same level as in the end of the first quarter 2020. We, together with our subsidiaries, introduced and continue to follow as appropriate the safety measures introduced by respective countries of operation. In March 2020, in response to the COVID-19 pandemic, we shifted to remote working for all employees who could do so.

We also followed focused cost control and optimization process. In general, we have been able to sustain our operations, maintain financial reporting systems and internal control processes, and implement relevant additional COVID-19 influenced internal controls and procedures, including those over financial statements preparation.

At this time, the full impact of COVID-19 remains unknown and is rapidly evolving. Our past results may not be indicative of our future performance. For example, to the extent the pandemic continues to disrupt global economic activity, we will not necessarily be immune from potential adverse impacts to our business, operations and financial results through depressed economic activity, reductions in advertising expenditures, or declines in use of transportation. Further, the evolution of the pandemic may lead to a change in estimates and assumptions that affect the reported amounts of our assets and liabilities. Ultimately, the extent to which the COVID-19 crisis impacts our results will depend on future developments, which are highly uncertain and cannot be predicted at this time, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain the virus or treat its impact, among others.

Results of Operations

The following table presents our historical consolidated results of operations as a percentage of revenues for the periods indicated:

	Three months ended March 31,
	2019	2020
Revenues	100.0%	100.0%
Operating costs and expenses:
Cost of revenues	31.1	34.5
Product development	19.3	16.9
Sales, general and administrative	28.0	28.8
Depreciation and amortization	8.7	8.5
Total operating costs and expenses	87.1	88.7
Income from operations	12.9	11.3
Interest income	2.2	1.5
Interest expense	—	(0.4)
Loss from equity method investments	(1.7)	(2.4)
Other (loss)/income, net	(0.6)	9.6
Income before income tax expense	12.8	19.6
Income tax expense	5.9	7.9
Net income	6.9%	11.7%

Our consolidated income from operations decreased, as a percentage of revenues, from 12.9% in the three months ended March 31, 2019 to 11.3% in the three months ended March 31, 2020. The decrease primarily reflects changes in segment mix amid the continuing investments in our rapidly growing new businesses, including Yandex.Drive and Media Services.

We expect our operating margins, representing our income from operations as a percentage of revenues, to decrease in the near term as a result of the increasing contribution of our non-core business units as a percentage of total revenues, given that their operating margins are lower than those of our core business, as well as due to investments in new initiatives in Search and Portal.

The following table presents our historical results of operations by reportable segment for the periods indicated:

	Three months ended March 31,
	2019	2020
	(in millions of RUB)
Revenues
Search and Portal	27,109	30,126
Taxi	7,639	11,422
Classifieds	1,106	1,488
Media Services	734	1,433
Other Bets and Experiments	2,478	4,911
Eliminations	(1,782)	(2,377)
Total revenues	37,284	47,003
Adjusted operating costs and expenses
Search and Portal	16,877	18,525
Taxi	7,800	11,374
Classifieds	1,438	1,593
Media Services	1,184	2,158
Other Bets and Experiments	3,959	7,321
Eliminations	(1,782)	(2,377)
Total adjusted operating costs and expenses	29,476	38,594
Adjusted operating income
Search and Portal	10,232	11,601
Taxi	(161)	48
Classifieds	(332)	(105)
Media Services	(450)	(725)
Other Bets and Experiments	(1,481)	(2,410)
Eliminations	—	—
Total adjusted operating income	7,808	8,409

Eliminations represent the elimination of transaction results between the reportable segments, primarily related to advertising, brand royalties and server costs. Adjusted operating costs and expenses of reportable segments exclude share-based compensation expense, amortization of acquisition-related intangible assets, compensation expense related to contingent consideration, as well as one-off restructuring costs.

For the reconciliation between total adjusted operating income and net income see Note 17 — “Information about segments, revenues & geographic areas” in the Notes to our unaudited condensed consolidated financial statements  for the Three Months Ended March 31, 2019 and 2020 included elsewhere in this Report on 6-K.

Revenues

The following table presents our consolidated revenues, by source, in absolute terms and as a percentage of total revenues for the periods presented:

	Three months ended March 31,
	2019	2020
	RUB	% of Revenues	RUB	% of Revenues
	(in millions of RUB, except percentages)
Online advertising revenues(1):
Yandex websites	20,912	56.1%	24,246	51.6%
Yandex ad network websites	6,128	16.4	5,863	12.5
Total online advertising revenues	27,040	72.5	30,109	64.1
Revenues related to Taxi segment	7,624	20.5	11,368	24.2
Other revenues	2,620	7.0	5,526	11.7
Total revenues	37,284	100.0%	47,003	100.0%

(1)   We record revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for online advertising revenues generated on our own websites and on those of our partners in the Yandex ad network separately, we have allocated commissions, bonuses and discounts between our own websites and those of our partners in the Yandex ad network proportionally to their respective revenue contributions.

Online advertising revenues.  Total online advertising revenues increased by RUB 3,069 million, or 11.3%, from the three months ended March 31, 2019 to the three months ended March 31, 2020. Online advertising revenue growth over the periods under review resulted primarily from growth in sales of performance based online ads, driven by an increase in the number of paid clicks on Yandex.Properties.

Paid clicks on our own websites together with those of our Yandex ad network partners increased 23% from the three months ended March 31, 2019 to March 31, 2020. The average cost per click on our own websites together with those of our partners in the Yandex ad network decreased 9% from the three months ended March 31, 2019 to the three months ended March 31, 2020.

During the periods under review, the year-over-year rates of change in paid clicks and average cost-per-click on a quarterly basis were as follows:

	Year-over-year	Year-over-year
	growth in paid	growth in
Quarter	clicks, %	cost-per-click, %
First Quarter 2019	11	7
First Quarter 2020	23	(9)

The rate of change in paid clicks and average cost-per-click, and their correlation with the rate of increase in our revenues, may fluctuate from period to period based on such factors as seasonality, advertiser competition for keywords, our ability to launch enhanced advertising products that seek to deliver increasingly targeted ads, the fees advertisers are willing to pay based on how they manage their advertising costs, and general economic conditions.

Revenues of Yandex.Taxi.  Revenues of Yandex.Taxi mainly represent commissions for providing ride-hailing services related to our Yandex.Taxi and Uber services and commissions for food delivery services. For ride-hailing services provided to individual transportation services users, we are not a principal and report only Yandex.Taxi’s commission fees as revenue. For services provided to corporate transportation services clients we act as the principal and revenue and related costs are recorded gross. For food delivery services provided to individual service users, we report Yandex.Eats’s commission fees as revenues, while Yandex.Lavka revenues are recorded gross. The increases of Yandex.Taxi revenues in the three months ended March 31, 2020 are due to the growth of our ride-hailing business, driven by an increase in the number of rides, solid performance of our food tech businesses including the contributions from Yandex.Lavka and Yandex.Eats, as well as the growth of our corporate Taxi business.

Other revenues. Other revenues principally represent our revenue from Yandex.Drive, our car-sharing service, revenues from Media Services and our initiatives related to IoT (Internet of Things). Other revenues increased by RUB 2,906 million, or 110.9%, from the three months ended March 31, 2019 to the three months ended March 31, 2020.

Revenues by reportable segment.

Our revenues attributable to the Search and Portal segment increased by RUB 3,017 million, or 11.1%, from the three months ended March 31, 2019 to the three months ended March 31, 2020. The growth in this segment’s revenues is in line with the growth in our overall online advertising revenues. Search and Portal revenues accounted for 64.1% of total revenues in the three months ended March 31, 2020, compared with 72.7% in the three months ended March 31, 2019.

Our revenues attributable to the Taxi segment increased by RUB 3,783 million, or 49.5%, from the three months ended March 31, 2019 to the three months ended March 31, 2020. Taxi revenues accounted for 24.3% of total revenues in the three months ended March 31, 2020, compared with 20.5% in the three months ended March 31, 2019. The increase of this segment’s share of total revenues in the three months ended March 31, 2020 is primarily due to the growth of our ride-hailing business, driven by an increase in the number of rides, solid performance of our food tech services, as well as the growth of our corporate Taxi business and Yandex.Lavka, the revenues of which we recognize on a gross basis.

Our revenues attributable to the Classifieds segment increased by RUB 382 million, or 34.5%, from the three months ended March 31, 2019 to the three months ended March 31, 2020. Classifieds revenues accounted for 3.2% of total revenues in the three months ended March 31, 2020, compared with 3.0% in the three months ended March 31, 2019.

Our revenues attributable to the Media Services segment increased by RUB 699 million, or 95.2%, from the three months ended March 31, 2019 to the three months ended March 31, 2020. Media Services revenues accounted for 3.0% of total revenues in the three months ended March 31, 2020, compared with 2.0% in the three months ended March 31, 2019. The increase of this segment’s share of total revenues in the three months ended March 31, 2020 is primarily due to growth in the number of subscriptions to Yandex Music and KinoPoisk services, as well as tickets commission revenues growth.

Our revenues attributable to the Other Bets and Experiments category increased by RUB 2,433 million, or 98.2%, from the three months ended March 31, 2019 to the three months ended March 31, 2020. Other Bets and Experiments revenues were primarily related to Yandex.Drive, Geolocation Services and Zen and increased to 10.4% of total revenues in the three months ended March 31, 2020, compared with 6.6% in the three months ended March 31, 2019, respectively.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues; product development expenses; sales, general and administrative expenses and depreciation and amortization expense. In addition to the reasons discussed below with respect to each category, we generally expect our total operating costs and expenses to increase in absolute terms and as a percentage of revenues in the near term; see “—Key Trends Impacting Our Results of Operations” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Cost of revenues.  Cost of revenues consists primarily of traffic acquisition costs, and the costs related to the Taxi segment and Yandex.Drive.

Traffic acquisition costs are the amounts paid to our partners in the Yandex ad network for serving our online ads on their websites and to our partners who distribute our products or otherwise direct search queries to our websites. These amounts are primarily based on revenue-sharing arrangements. Some of our distribution partners are compensated on the basis of the number of installations of Yandex browser or search bars and applications.

Cost of revenues related to the Taxi segment primarily consists of cost of corporate taxi services represented by amounts paid to taxi partners for providing services to corporate clients and various outsourced services associated with direct operations (for example, dispatch control, call center services, testing of software security, and logistics costs for the food delivery business).

Cost of revenues related to Yandex.Drive consists of costs of leasing cars, gasoline costs and outsourced services such as insurance, maintenance and other services.

Cost of revenues also includes the expenses associated with the operation of our data centers, including related personnel costs and share-based compensation expense, rent, utilities and telecommunications bandwidth costs, as well as content acquisition costs.

The following table presents the primary components of our cost of revenues in absolute terms and as a percentage of revenues for the periods presented:

	Three months ended March 31,
	2019	2020
	(in millions of RUB, except percentages)
Traffic acquisition costs:
Traffic acquisition costs related to the Yandex ad network	3,623	3,708
Traffic acquisition costs related to distribution partners	1,719	1,740
Total traffic acquisition costs	5,342	5,448
as a percentage of revenues	14.3%	11.6%
Costs related to Taxi segment:	2,426	3,936
as a percentage of revenues	6.5%	8.4%
Other cost of revenues	3,817	6,851
as a percentage of revenues	10.3%	14.5%
Total cost of revenues	11,585	16,235
as a percentage of revenues	31.1%	34.5%

Cost of revenues increased by RUB 4,650 million, or 40.1%, from the three months ended March 31, 2019 to the three months ended March 31, 2020, primarily due to a RUB 3,034 million increase in other cost of revenue, which is mainly related to an increase in Yandex.Drive costs (principally for car leasing), as well as due to a RUB 1,510 million increase in Yandex.Taxi costs (principally cost of corporate taxi services and costs of goods sold and logistics in our food tech businesses) and due to a RUB 106 million increase in traffic acquisition costs.

The majority of our traffic acquisition costs relate to the Yandex ad network, with a smaller portion relating to distribution relationships. Traffic acquisition costs relating to the Yandex ad network slightly increased by RUB 85 million from the three months ended March 31, 2019 to the three months ended March 31, 2020. Our network partner traffic acquisition costs as a percentage of network partner revenues increased to 63.2% in the three months ended March 31, 2020 compared with 59.1% in the three months ended March 31, 2019. In addition, traffic acquisition costs related to distribution partners increased by RUB 21 million from the three months ended March 31, 2019 to the three months ended March 31, 2020, due to the growth in our existing distribution relationships. As a percentage of total revenues, traffic acquisition costs decreased from 14.3% in the three months ended March 31, 2019 to 11.6% in the three months ended March 31, 2020, as a result of revenue mix effect.

Costs related to the Taxi segment increased by RUB 1,510 million, or 62.2%, from the three months ended March 31, 2019 to the three months ended March 31, 2020, primarily due to the expansion of our corporate ride-hailing business, where revenues and related costs are recorded on a gross basis, and an increase of the costs of goods sold in our food tech businesses, mainly reflecting growth of Yandex.Lavka.

Other cost of revenues increased by RUB 3,034 million, or 79.5%, from the three months ended March 31, 2019 to the three months ended March 31, 2020, primarily due to increases in Yandex.Drive costs of RUB 1,855 million. Other factors driving this increase include the increase of expenses in our Media Services business due to growing transactions in Yandex. Music and content acquisition costs related to KinoPoisk and Search Portal, as well as cost of sales of our IoT devices and remuneration paid to Zen publishers.

Product development.  Product development expenses consist primarily of personnel costs incurred for the development, enhancement and maintenance of our search engine and other Yandex services and technology platforms. We also include rent and utilities attributable to office space occupied by development staff in product development expenses. We expense product development costs as they are incurred.

The following table presents our product development expenses in absolute terms and as a percentage of revenues for the periods presented:

	Three months ended March 31,
	2019	2020
	(in millions of RUB,
	except percentages)
Product development expenses	7,207	7,928
as a percentage of revenues	19.3%	16.9%

Product development expenses increased by RUB 721 million, or 10.0%, from the three months ended March 31, 2019 to the three months ended March 31, 2020, primarily due to increases in headcount and salaries in 2020 and 2019. Development personnel headcount increased from 4,791 as of March 31, 2019 to 5,877 as of March 31, 2020. As a percentage of revenues, product development expenses decreased by 2.4 percentage points from the three months ended March 31, 2019 to the three months ended March 31, 2020, primarily reflecting the effect of certain one-off option grants in the three months ended March 31, 2019 which resulted in a higher share-based compensation expense in that period.

Sales, general and administrative.  Sales, general and administrative expenses consist of compensation and office rent expenses for personnel engaged in customer service, sales, sales support, finance, human resources, facilities, information technology and legal functions; fees for professional services; and advertising and marketing expenditures.

The following table presents our sales, general and administrative expenses in absolute terms and as a percentage of revenues for the periods presented:

	Three months ended March 31,
	2019	2020
	(in millions of RUB,
	except percentages)
Sales, general and administrative expenses	10,420	13,542
as a percentage of revenues	28.0%	28.8%

Sales, general and administrative expenses increased by RUB 3,122 million, or 30.0%, from the three months ended March 31, 2019 to the three months ended March 31, 2020, primarily due to an increase in personnel expenses by RUB 1,051 million which resulted from headcount and salary increases in 2019 and 2020.

Additional factors contributing to the overall increase from the three months ended March 31, 2019 to the three months ended March 31, 2020 were increases in professional and outsourced services by RUB 457 million, increases of RUB 356 million in bank and payment systems commissions mainly related to Yandex.Taxi, RUB 305 million in share-based compensation expense, RUB 263 million in office rent and utilities expenses due to additional rent agreements.

Depreciation and amortization.  Depreciation and amortization expense relate to the depreciation of our property and equipment, mainly servers and networking equipment, leasehold improvements, data center equipment and office furniture, and the amortization of our intangible assets with definite lives.

The following table presents our depreciation and amortization expense in absolute terms and as a percentage of revenues for the periods presented:

	Three months ended March 31,
	2019	2020
	(in millions of RUB,
	except percentages)
Depreciation and amortization expense	3,257	4,010
as a percentage of revenues	8.7%	8.5%

Depreciation and amortization expense increased by RUB 753 million, or 23.1%, from the three months ended March 31, 2019 to the three months ended March 31, 2020 primarily due to a RUB 348 million increase in depreciation expense related to server and network equipment and infrastructure systems; a RUB 168 million increase in depreciation expense related to Yandex.Drive’s car-sharing fleet; a RUB 80 million increase in office furniture and equipment; and a RUB 60 million increase in amortization expense related to intangible assets. The increase in depreciation and amortization expense in the three months ended March 31, 2020 was primarily the result of our investments in servers and data center equipment and the expansion of Yandex.Drive’s car-sharing fleet, as well as by the increase of intangible assets (including office software).

Share-based compensation.  In our unaudited consolidated statements of income, share-based compensation expense is recorded in the same functional area as the expense for the recipient’s cash compensation. As a result, share-based compensation expense is allocated among our cost of revenues, product development expenses and sales, general and administrative expenses.

The following table presents our aggregate share-based compensation expense in absolute terms and as a percentage of revenues for the periods presented:

	Three months ended March 31,
	2019	2020
	(in millions of RUB,
	except percentages)
Share-based compensation expense	2,689	2,751
as a percentage of revenues	7.2%	5.9%

Share-based compensation expense increased by RUB 62 million, or 2.3%, from the three months ended March 31, 2019 to the three months ended March 31, 2020, primarily following new equity-based awards to new and existing employees granted in 2019 and 2020.

The share-based compensation expense for the three months ended March 31, 2019 and March 31, 2020 includes RUB 102 million and RUB 40 million, respectively, related to Business Unit Equity Awards as described in Note 16 to our unaudited condensed consolidated financial statements.

We anticipate that share-based compensation expense will increase in absolute terms in the near term because of new equity-based awards to new and existing employees.

Adjusted operating costs and expenses by reportable segments.

Our adjusted operating costs and expenses attributable to the Search and Portal segment increased by RUB 1,648 million, or 9.8%, from the three months ended March 31, 2019 to the three months ended March 31, 2020 primarily due to an increase in depreciation and amortization expenses, one-off expenses related to the three months ended March 31, 2019, professional services costs as well as expenses related to our IoT initiatives and content acquisition costs.

Our adjusted operating costs and expenses attributable to the Taxi segment increased by RUB 3,574 million, or 45.8%, from the three months ended March 31, 2019 to the three months ended March 31, 2020. The primary factor contributing to the overall increase was the growth of Yandex.Eats and Yandex.Lavka and corporate ride-hailing businesses (with growth in cost of revenues in line with revenue growth), as well as investments in autonomous vehicles (“AV”) as we expanded our AV fleet. The other factors are increases in personnel expenses and allocable office rent and utilities resulting from growth in headcount over the periods as we continue to invest in the development of the service.

Our adjusted operating costs and expenses attributable to the Classifieds segment increased by RUB 155 million, or 10.8%, from the three months ended March 31, 2019 to the three months ended March 31, 2020 primarily due to increases in personnel expenses and allocable office rent and utilities, as well as an increase in content and software expenses.

Our adjusted operating costs and expenses attributable to the Media Services segment increased by RUB 974 million, or 82.3%, from the three months ended March 31, 2019 to the three months ended March 31, 2020 mainly due to increases of content acquisition costs and advertising and marketing expenses, as well as increases of personnel expenses.

Our adjusted operating costs and expenses attributable to the Other Bets and Experiments category increased by RUB 3,362 million, or 84.9%, from the three months ended March 31, 2019 to the three months ended March 31, 2020 primarily due to rapid growth of Yandex.Drive and continued investment in Geolocation Services, Zen, Education, as well as Yandex.Cloud.

Interest Income

Interest income decreased from RUB 827 million in the three months ended March 31, 2019 to RUB 728 million in the three months ended March 31, 2020, principally as a result of a decrease of average interest rates of our RUB and USD-nominated investments.

Interest Expense

Interest expense increased from RUB 1 million in the three months ended March 31, 2019 to RUB 225 million in the three months ended March 31, 2020, mostly due to a RUB 144 million increase in amortization of debt discount related to our convertible notes issued in March 2020.

Other (Loss)/Income, net

Our other (loss)/income, net primarily consists of foreign exchange losses and gains generally resulting from changes in the value of the U.S. dollar compared with the Russian ruble, and other non-operating gains and losses, including gains from the sale of equity securities and loss from repurchases of convertible notes.

The following table presents the components of our other (loss)/income, net in absolute terms and as a percentage of revenues, for the periods presented:

	Three months ended March 31,
	2019	2020
	(in millions of RUB,
	except percentages)
Foreign exchange (losses)/gains	(279)	4,439
Other	44	82
Total other (loss)/income, net	(235)	4,521
Total other income (loss)/income, net, as a percentage of revenues	(0.6)%	9.6%

Because the functional currency of our operating subsidiaries in Russia is the Russian ruble, changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies (primarily the U.S. dollar) due to exchange rate fluctuations are recognized as foreign exchange gains or losses in our unaudited condensed consolidated statements of income. In the three months ended March 31, 2020, because of the material depreciation of the ruble, we recorded foreign exchange gains of RUB 5,762 million in our Russian subsidiaries as other income, net, arising mainly from changes in the value of the U.S. dollar compared with the Russian ruble during that period. In the three months ended March 31, 2019, because of the material appreciation of the ruble, we recorded foreign exchange losses of RUB 371 million in our Russian subsidiaries as other loss, net, arising mainly from changes in the value of the U.S. dollar compared with the Russian ruble during that period.

Although the U.S. dollar values of our U.S. dollar denominated cash, cash equivalents and term deposits are not impacted by these currency fluctuations, they result in upward and downward revaluations of the ruble equivalent of these U.S. dollar denominated monetary assets.

Items recognized as “Other” in “Other (loss)/income, net” include changes in the fair value of derivative instruments and other non-operating gains and losses.

Income Tax Expense

The following table presents our income tax expense and effective tax rate for the periods presented:

	Three months ended March 31,
	2019	2020
	(in millions of RUB,
	except percentages)
Income Tax Expense	2,214	3,711
Effective Tax Rate	46.4%	40.3%

Our income tax expense increased by RUB 1,497 million from the three months ended March 31, 2019 to the three months ended March 31, 2020 primarily as a result of increases in taxable income.

Our effective tax rate decreased by 6.1 percentage points from the three months ended March 31, 2019 to the three months ended March 31, 2020 primarily due to the effect of certain one-off option grants in the three months ended March 31, 2019 which resulted in a higher share-based compensation expense in that period. Adjusted for share-based compensation expense and certain losses from the share of Yandex.Market’s financial results which are non-deductible, as well as certain tax provisions recognized, our effective tax rate would have been 26.8% and 28.0% in the three months ended March 31, 2019 and March 31, 2020, respectively.

See “Critical Accounting Policies, Estimates and Assumptions—Tax Provisions” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information about our income tax expense.

A reconciliation of our statutory income tax rate to our effective tax rate is set forth in Note 11 of our unaudited condensed consolidated financial statements.

Liquidity and Capital Resources

Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Report were made at a rate of RUB 68.6745 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of June 10, 2020. June 10, 2020 is the most recent practicable date used for convenience translation of RUB amounts due to significant changes of exchange rate from RUB 77.7325 to $1.00 as of March 31, 2020.

As of March 31, 2020, we had RUB 197,192 million ($2,871.4 million) in cash, cash equivalents and term deposits. Cash equivalents consist of bank deposits with original maturities of three months or less. We keep a sufficiently balanced currency basket depending on expected expenses in currencies different from the Russian ruble with the aim at mitigating foreign exchange risks. The currency split between the Russian ruble and the U.S. dollar varies and is subject to regular adjustment by management based on market conditions. We maintain our U.S. dollar-denominated accounts principally in the Netherlands and in Russia. Our U.S. dollar-denominated holdings as of March 31, 2020 accounted for 83.5% of our cash, cash equivalents and term deposits.

On March 3, 2020, we issued $1,250.0 million principal amount (RUB 82,909 million as of the issue date) 0.75% convertible notes due March 3, 2025 (the “2025 Notes”), for net proceeds of $1,237.0 million (RUB 82,050 million as of the issue date).

Other than the proceeds from our convertible note offerings, our principal source of liquidity has been cash flow generated from the operations of our Russian subsidiaries. Under current Russian legislation, there are no restrictions on our ability to distribute dividends from our Russian operating subsidiaries to our parent other than a requirement that dividends be limited to the cumulative net profits of our Russian operating subsidiaries, calculated in accordance with Russian accounting principles, which differs from the cumulative net profit calculated in accordance with U.S. GAAP primarily due to the treatment of accrued expenses (such as rent, sales agency commissions and bonuses, etc.), deferred taxes and differences arising from the capitalization and depreciation of property and equipment and amortization of intangible assets. In addition, these dividends cannot result in negative net assets in our Russian subsidiaries or render them insolvent. Pursuant to applicable Russian statutory rules, the amount that our principal Russian operating subsidiary would be permitted to pay as a dividend to our parent company as of March 31, 2020 was RUB 111,633 million ($1,625.5 million).

We are required to pay 5% withholding tax on all dividends paid from our Russian operating subsidiaries to our parent company. Starting in 2014, we began to accrue for a 5% dividend withholding tax on the portion of the current year profit of our principal Russian operating subsidiary that is considered not to be permanently reinvested in Russia. We also provided in 2017 for a 5% dividend withholding tax on the portion of the profit for 2013 of our principal Russian operating subsidiary that was considered not to be indefinitely reinvested in Russia. As of March 31, 2020, the cumulative amount of unremitted earnings upon which dividend withholding taxes have not been provided is RUB 92,553 million ($1,347.7 million). We estimate that the amount of the unrecognized deferred tax liability related to these earnings is RUB 4,628 million ($67.4 million). See “Risk Factors— Taxes payable on dividends from our Russian operating subsidiaries to our parent company might not benefit from relief under the Netherlands-Russia tax treaty” in our Annual Report on Form 20-F for the year ended December 31, 2019.

As of March 31, 2020, we had no outstanding indebtedness, other than the 2025 Notes. We do not currently use any line of credit or other similar source of liquidity.

Cash Flows

In summary, our cash flows were:

	Three months ended March 31,
	2019	2020
	(in millions of RUB)
Net cash provided by operating activities	10,527	7,694
Net cash used in investing activities	(22,321)	(36,857)
Net cash (used in)/provided by financing activities	(39)	73,457
Effect of exchange rate changes on cash and cash balances	(3,184)	24,442

Cash provided by operating activities.  Cash provided by operating activities consists of net income adjusted for non-cash items, including depreciation and amortization expense, amortization of contents assets, operating lease right-of-use assets amortization, amortization of debt discount and issuance costs, share-based compensation expense, deferred income taxes, foreign exchange gains and losses, losses from equity method investments, and the effect of changes in working capital.

Cash provided by operating activities decreased by RUB 2,833 million from the three months ended March 31, 2019 to the three months ended March 31, 2020. This decrease was primarily due to an increase in cash used by changes in working capital of RUB 2,310 million and a decrease of RUB 523 million in net cash from operations before changes in working capital. Cash used in working capital was RUB 4,268 million in the three months ended March 31, 2020 and increased from the prior period primarily due to a significant increase in cash outflow related to a change in accounts payable and accrued liabilities, primarily arising from the amendement in terms of operating lease agreements and change in our intent to exercise the right to early terminate the lease of certain car fleet items due to COVID-19 and an increase in cash outflow from a change in content liabilities, partly compensated by an increase in cash inflow related to accounts receivable, as well as a decrease in cash outflow related to prepaid expenses and other assets, in the three months ended March 31, 2020, compared with the three months ended March 31, 2019.

We believe that our existing cash, cash equivalents and cash generated from operations will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months. To the extent that our cash, cash equivalents and cash from operating activities are insufficient to fund our future activities, we may be required to raise additional funds through equity or debt financings, including bank credit arrangements. Additional financing may not be available on terms favorable to us or at all.

Cash used in investing activities.

Cash used in investing activities in the three months ended March 31, 2020 increased by RUB 14,536 million compared to the three months ended March 31, 2019, primarily as a result of increases in investment in term deposits (net of maturities) of RUB 14,446 million.

Our total capital expenditures were RUB 2,405 million in the three months ended March 31, 2020 and RUB 1,981 million in the three months ended March 31, 2019. Our capital expenditures have historically consisted primarily of the purchases of servers and networking equipment. We also incurred significant capital expenditures in the three months ended March 31, 2019 and March 31, 2020 related to the construction of one of our large data centers. To manage enhancements in our search technology, expected increases in internet traffic, advertising transactions and new services, and to support our overall business expansion, we will continue to invest in data center operations, technology, corporate facilities and information technology infrastructure in 2020 and thereafter. Moreover, we may spend a significant amount of cash on acquisitions and licensing transactions from time to time.

Cash (used in)/provided by financing activities.

For the three months ended March 31, 2020, cash inflow from financing activities was RUB 73,457 million, primarily reflecting RUB 82,046 million of proceeds from issuance of convertible debt, net in March 2020, partly offset by a cash outflow of RUB 8,446 million used for repurchase of ordinary shares, as well as RUB 114 million paid for finance leases.

For the three months ended March 31, 2019, cash outflow from financing activities was RUB 39 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: June 23, 2020	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer

YANDEX N.V.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In millions of Russian rubles (“RUB”) and U.S. dollars (“$”), except share and per share data)

		As of
	Notes	December 31, 2019	March 31, 2020	March 31, 2020
		RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	5	56,415	125,142	1,822.2
Term deposits		31,891	72,050	1,049.2
Accounts receivable, net	5	17,832	16,842	245.2
Prepaid expenses		3,315	4,755	69.2
Funds receivable, net		1,226	793	11.5
Other current assets	5	9,605	8,527	124.2
Total current assets		120,284	228,109	3,321.5

Property and equipment, net	8	47,856	48,721	709.4
Operating lease right-of-use assets	9	21,218	12,686	184.7
Intangible assets, net	10	10,365	10,151	147.8
Non-current content assets, net	12	3,295	3,604	52.5
Goodwill	10	52,205	52,205	760.2
Long-term prepaid expenses		2,289	2,259	32.9
Investments in non-marketable equity securities	5	28,073	27,173	395.7
Deferred tax assets		1,847	2,020	29.5
Other non-current assets	5	3,694	4,020	58.6
TOTAL ASSETS		291,126	390,948	5,692.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5	34,978	35,662	519.3
Income and non-income taxes payable	5	8,020	8,413	122.5
Deferred revenue		3,542	3,624	52.8
Total current liabilities		46,540	47,699	694.6
Convertible debt	14	—	86,029	1,252.7
Deferred tax liabilities		1,951	2,874	41.8
Operating lease liabilities	9	10,841	7,514	109.4
Other accrued liabilities		2,359	1,401	20.4
Total liabilities		61,691	145,517	2,118.9

Commitments and contingencies	13
Redeemable noncontrolling interests		14,246	14,235	207.3
Shareholders’ equity:
Priority share: €1.00 par value; shares authorized (1 and 1); shares issued (1 and 1); shares outstanding (nil and 1)		—	—	—
Preference shares: €0.01 par value; nil shares authorized, issued and outstanding		—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 293,527,655 and 294,478,655, Class B: 37,138,658 and 37,137,658, and Class C: 610,000 and 1,000, respectively); shares outstanding (Class A: 292,719,508 and 290,544,563, Class B: 37,138,658 and 37,137,658, and Class C: nil)		261	262	3.8
Treasury shares at cost (Class A: 808,147 and 3,934,092, Priority share: 1 and nil, respectively)		(411)	(5,730)	(83.4)
Additional paid-in capital		68,050	74,074	1,078.6
Accumulated other comprehensive income		4,841	13,155	191.6
Retained earnings		122,187	127,697	1,859.5
Total equity attributable to Yandex N.V.		194,928	209,458	3,050.1
Noncontrolling interests		20,261	21,738	316.5
Total shareholders’ equity		215,189	231,196	3,366.6
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		291,126	390,948	5,692.8

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In millions of Russian rubles and U.S. dollars, except share and per share data)

		Three months ended March 31,
	Notes	2019	2020	2020
		RUB	RUB	$
Revenues	16	37,284	47,003	684.4
Operating costs and expenses:
Cost of revenues(1)		11,585	16,235	236.4
Product development(1)		7,207	7,928	115.4
Sales, general and administrative(1)		10,420	13,542	197.2
Depreciation and amortization		3,257	4,010	58.4
Total operating costs and expenses		32,469	41,715	607.4
Income from operations		4,815	5,288	77.0
Interest income		827	728	10.6
Interest expense		(1)	(225)	(3.3)
Loss from equity method investments		(638)	(1,106)	(16.1)
Other (loss)/income, net	5	(235)	4,521	65.8
Income before income tax expense		4,768	9,206	134.0
Income tax expense	11	2,214	3,711	54.0
Net income		2,554	5,495	80.0
Net loss attributable to noncontrolling interests		398	366	5.3
Net income attributable to Yandex N.V.		2,952	5,861	85.3
Net income per Class A and Class B share:
Basic	3	9.08	17.76	0.26
Diluted	3	8.87	17.33	0.25
Weighted average number of Class A and Class B shares outstanding:
Basic	3	325,140,744	330,099,251	330,099,251
Diluted	3	332,713,737	337,591,226	337,591,226

(1)         These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	68	76	1.1
Product development	1,933	1,682	24.5
Sales, general and administrative	688	993	14.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Net income	2,554	5,495	80.0
Foreign currency translation adjustment:
Foreign currency translation adjustment, net of tax of nil	(2,958)	10,211	148.7
Foreign currency translation adjustment, net of tax of nil	(2,958)	10,211	148.7
Total other comprehensive (loss)/income	(2,958)	10,211	148.7
Total comprehensive (loss)/income	(404)	15,706	228.7
Total comprehensive loss/(income) attributable to noncontrolling interests	1,028	(1,531)	(22.3)
Total comprehensive income attributable to Yandex N.V.	624	14,175	206.4

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Russian rubles and U.S. dollars)

		Three months ended March 31,
	Notes	2019	2020	2020
		RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income		2,554	5,495	80.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment		2,640	3,333	48.5
Amortization of intangible assets		617	677	9.9
Amortization of contents assets	12	164	587	8.5
Operating lease right-of-use assets amortization		1,912	2,642	38.5
Amortization of debt discount and issuance costs		—	144	2.1
Share-based compensation expense		2,689	2,751	40.1
Deferred income tax expense/(benefit)		988	(427)	(6.2)
Foreign exchange losses/(gains)		279	(4,439)	(64.6)
Loss from equity method investments		638	1,106	16.1
Other		4	93	1.4
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net		(668)	1,027	15.0
Prepaid expenses and other assets		(2,370)	(708)	(10.3)
Accounts payable and accrued liabilities		1,551	(2,828)	(41.2)
Deferred revenue		(222)	40	0.6
Change in content assets	12	(932)	(1,086)	(15.8)
Change in content liabilities		683	(713)	(10.4)
Net cash provided by operating activities		10,527	7,694	112.2
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets		(1,981)	(2,405)	(35.0)
Proceeds from sale of property and equipment		7	9	0.1
Acquisitions of businesses, net of cash acquired		(347)	—	—
Investments in non-marketable equity securities		—	(15)	(0.2)
Investments in term deposits		(20,000)	(61,745)	(899.1)
Maturities of term deposits		—	27,299	397.5
Net cash used in investing activities		(22,321)	(36,857)	(536.7)
CASH FLOWS (USED IN)/PROVIDED BY FINANCING ACTIVITIES:
Proceeds from exercise of share options		31	14	0.2
Proceeds from issuance of convertible debt, net	14	—	82,046	1,194.7
Repurchases of ordinary shares		—	(8,446)	(123.0)
Payment for contingent consideration		(33)	(10)	(0.1)
Proceeds from sale of noncontrolling interests		20	—	—
Payment for finance leases		—	(114)	(1.7)
Other financing activities		(32)	(33)	(0.5)
Purchase of redeemable noncontrolling interests		(25)	—	—
Net cash (used in)/provided by financing activities		(39)	73,457	1,069.6
Effect of exchange rate changes on cash and cash balances		(3,184)	24,442	355.9
Net change in cash and cash equivalents		(15,017)	68,736	1,001.0
Cash and cash equivalents at beginning of period		68,886	56,453	822.0
Cash and cash equivalents at end of period		53,869	125,189	1,823.0

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period		68,798	56,415	821.5
Restricted cash, beginning of period		88	38	0.5
Cash and cash balances, beginning of period		68,886	56,453	822.0

Cash and cash equivalents, end of period		53,825	125,142	1,822.3
Restricted cash, end of period		44	47	0.7
Cash and cash balances, end of period		53,869	125,189	1,823.0

Supplemental disclosure of cash flow information:
Cash paid for income taxes		2,822	3,292	47.9
Cash paid for acquisitions	4	351	—	—
Non-cash investing activities:
Change in accounts payable for property and equipment		4,259	1,956	28.5

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In millions of Russian rubles and U.S. dollars, except share and per share data)

	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding *		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income/(Loss)	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2018	1	—	324,727,023	263	(10,769)	69,729	8,182	111,465	22,736	201,606	13,035
Share-based compensation expense	—	—	—	—	—	2,689	—	—	—	2,689	—
Exercise of share options	—	—	930,450	—	—	33	—	—	—	33	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(24)	—	—	—	(24)	—
Reissue of shares for options exercised	—	—	—	—	1,491	(1,491)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	—	—	73	—	73	(98)
Foreign currency translation adjustment	—	—	—	—	—	—	(2,328)	—	(614)	(2,942)	(16)
Other	—	—	—	—	—	—	—	10	—	10	—
Net income / (loss)	—	—	—	—	—	—	—	2,952	(373)	2,579	(25)
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(154)	—	(154)	154
Balance as of March 31, 2019	1	—	325,657,473	263	(9,278)	70,936	5,854	114,346	21,749	203,870	13,050

	Priority Share		Ordinary Shares				Accumulated				Redeemable
	Issued and		Issued and		Treasury	Additional	Other		Non-		non-
	Outstanding *		Outstanding		shares at	Paid-In	Comprehensive	Retained	redeemable		controlling
	Shares	Amount	Shares	Amount	cost	Capital	Income	Earnings	NCI	Total	interests
		RUB		RUB	RUB	RUB	RUB	RUB	RUB	RUB	RUB
Balance as of December 31, 2019	1	—	329,858,166	261	(411)	68,050	4,841	122,187	20,261	215,189	14,246
Effect of adoption of ASU 2016-13 (Note 2)	—	—	—	—	—	—	—	(248)	(16)	(264)	—
Adjusted balance as of January 1, 2020	1	—	329,858,166	261	(411)	68,050	4,841	121,939	20,245	214,925	14,246
Share-based compensation expense	—	—	—	—	—	2,302	—	—	—	2,302	—
Exercise of share options	—	—	1,320,043	—	—	16	—	—	—	16	—
Tax withholding related to exercise of share awards	—	—	—	—	—	(34)	—	—	—	(34)	—
Repurchases of shares	—	—	(3,495,988)	—	(8,683)	—	—	—	—	(8,683)	—
Reissue of shares for options exercised	—	—	—	—	3,365	(3,365)	—	—	—	—	—
Repurchase of share options	—	—	—	—	—	168	—	(16)	—	152	(151)
Issuance of convertible debt (Note 14)	—	—	—	—	—	6,791	—	—	—	6,791	—
Foreign currency translation adjustment	—	—	—	—	—	—	8,314	—	1,845	10,159	52
Repurchases of business unit equity awards	—	—	—	—	—	(619)	—	—	—	(619)	—
Effect of recognition of deferred tax asset	—	—	—	—	—	764	—	—	—	764	—
Other	—	—	—	1	(1)	1	—	—	14	15	—
Net income / (loss)	—	—	—	—	—	—	—	5,861	(366)	5,495	1
Change in redemption value of redeemable noncontrolling interests	—	—	—	—	—	—	—	(87)	—	(87)	87
Balance as of March 31, 2020	1	—	327,682,221	262	(5,730)	74,074	13,155	127,697	21,738	231,196	14,235
Balance as of March 31, 2020, $		—		3.8	(83.4)	1,078.6	191.6	1,859.5	316.5	3,366.6	207.3

*   Priority share was held in treasury as of December 31, 2019 and was transferred to Public Interest Foundation upon formation as of March 10, 2020.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

YANDEX N.V.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In millions of Russian rubles and U.S. dollars)

1.              ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Yandex N.V., together with its consolidated subsidiaries (together, the “Company”), is a technology company that builds intelligent products and services powered by machine learning. The Company generates a substantial part of its revenues from online advertising, while the share of other revenues, primarily represented by the commission-based revenues of its Taxi business, continues to increase as a portion of the Company’s total revenues.

Yandex N.V. was incorporated under the laws of the Netherlands in June 2004 and is the holding company of Yandex LLC, incorporated in the Russian Federation in October 2000, and other subsidiaries.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial reporting. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. As such, the information included in these unaudited condensed consolidated financial statements for the three-month period ended March 31, 2020 should be read in conjunction with the consolidated financial statements and the notes thereto included in the Annual Report on Form 20-F for the year ended December 31, 2019.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included, and the Company believes that the disclosures are adequate to ensure the information is not misleading.

The Company’s significant accounting policies have not changed since December 31, 2019 except for an update reflecting the new accounting standard related to the measurement and recognition of expected credit losses.

The evolving nature of the novel strain of coronavirus pandemic (“COVID-19”) and the extent of its impact across industries and geographies, including the duration and spread of the outbreak, are uncertain and cannot be predicted. Therefore, the results of operations for the three months ended March 31, 2020 may not be indicative of the results to be expected for subsequent quarters and the full fiscal year.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates. The most significant estimates relate to impairment assessments of investments in non-marketable equity securities, redeemable noncontrolling interests, impairment assessments of goodwill and intangible assets, useful lives of property and equipment and intangible assets, accounts receivable allowance, fair values of share-based awards, deferred tax assets recoverability, operating lease incremental borrowing rate, fair values of financial instruments, income taxes and contingencies. The Company bases its estimates on historical experience and on various other assumptions, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are believed to be reasonable. These estimates are inherently subject to judgment and actual results could differ from those estimates. The Company considered the impacts of the COVID-19 pandemic on the assumptions and other inputs supporting these estimates and judgments, in particular, the Company’s determination of the fair values when assessing recoverability of certain equity method investments, goodwill and long-lived assets as well as estimation of redeemable noncontrolling interests and allowance for credit losses as outlined below. The extent of uncertainties and volatility in the global financial markets and economies resulting from the pandemic as well as the uncertainties related to the impact of the pandemic on the Company’s and its investees’ operations and financial performance means that these estimates may change in future periods, as new events occur and additional information is obtained.

Convenience Translation

Translations of amounts from RUB into U.S. dollars for the convenience of the reader have been made at the exchange rate of RUB 68.6745 to $1.00, the prevailing exchange rate as of June 10, 2020. June 10, 2020 is the most recent practicable date used for convenience translation of RUB amounts due to significant changes of exchange rate from RUB 77.7325 to $1.00 as of March 31, 2020. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued an ASU 2016-13 which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost to be presented at the net amount expected to be collected. This ASU replaces the existing incurred loss impairment model with a forward-looking expected credit loss model which will result in earlier recognition of credit losses. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted the standard effective January 1, 2020, using the modified retrospective method with a cumulative effect adjustment to the opening balance of retained earnings in the period of adoption.

The following table presents the impact of adopting current expected credit losses on January 1, 2020 on the Company’s financial assets, retained earnings and non-redeemable NCI:

	December 31, 2019	Transition Adjustment	January 1, 2020
	RUB	RUB	RUB
Accounts receivable, net	17,832	(214)	17,618
Prepaid expenses	3,315	(12)	3,303
Other current assets	9,605	(43)	9,562
Long-term prepaid expenses	2,289	(28)	2,261

Retained Earnings
Decrease to retained earnings, pre-tax		(297)
Tax effect		49
Decrease to retained earnings, net of tax effect		(248)
Non-redeemable NCI		(16)

In August 2018, the FASB issued an ASU 2018-13 which modifies the disclosure requirements in ASC 820. The Company adopted the standard effective January 1, 2020 on a prospective basis. The adoption of the new standard did not have a material impact on the Company’s unaudited condensed consolidated financial statements apart from more detailed disclosure of the the fair value measurement of the redeemable noncontrolling interests (Note 7).

No other recent accounting pronouncements were issued by the FASB or the SEC that are believed by management to have a material impact on the Company’s present or future financial statements.

Accounts Receivable and Allowance for Credit Losses

The Company maintains an allowance for credit losses for expected uncollectible accounts receivable, which is recorded as an offset to accounts receivable, and changes in such amounts are classified as general and administrative expenses in the unaudited condensed consolidated statements of income. The Company determined that the expected loss rates should be calculated using the historical loss rates adjusted by current market conditions and reasonable and supportable forecasts of future economic conditions such as changes in unemployment rates to inform adjustments to historical loss data. The historical rates are calculated for each of the aging categories used for pooling trade receivables. To determine the collected portion of each bucket, the collection time of each trade receivable is identified. To determine the appropriate allowance for expected credit losses, the Company considers certain historical information, credit quality indicators, such as aging, collection history, and creditworthiness of debtors. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues.

The Company has certain concentrations of outstanding receivables in international locations that impact the Company’s assessment of the credit quality of receivables. The Company monitors the macroeconomic and political environment in each of these locations in its assessment of the credit quality of receivables.

3.              NET INCOME PER SHARE

Basic net income per Class A and Class B ordinary share for the three months ended March 31, 2019 and 2020 is computed on the basis of the weighted average number of ordinary shares outstanding using the two class method. Basic net income per share is computed using the weighted average number of ordinary shares outstanding during the period, including restricted shares. Diluted net income per ordinary share is computed using the effect of the outstanding Share-Based Awards calculated using the “treasury stock” method.

The computation of the diluted net income per Class A share assumes the conversion of Class B shares, while the diluted net income per Class B share does not assume the conversion of those shares. The net income per share amounts are the same for Class A and Class B shares because the holders of each class are legally entitled to equal per share distributions whether through dividends or in liquidation. The number of Share-Based Awards excluded from the diluted net income per ordinary share computation, because their effect was anti-dilutive for the three months ended March 31, 2019 and 2020, was 3,015,185 and 4,297,007, respectively. The effects of Business Unit Equity Awards were excluded from the diluted net income per ordinary share computation for the three months ended March 31, 2019, because the effects were not significant.

The Company’s outstanding convertible debt provides for a flexible settlement feature. The convertible debt is included in the calculation of diluted net income per share if its inclusion is dilutive under the treasury stock method. The convertible debt was anti-dilutive in the three months ended March 31, 2020.

The components of basic and diluted net income per share were as follows:

	Three Months ended March 31,
	2019		2020
	Class A	Class B	Class A	Class A	Class B	Class B
	RUB	RUB	RUB	$	RUB	$
Net income, allocated for basic	2,609	343	5,202	75.7	659	9.6
Reallocation of net income as a result of conversion of Class B to Class A shares	343	—	659	9.6	—	—
Reallocation of net income to Class B shares	—	(7)	—	—	(15)	(0.2)
Dilution in Classifieds	—	—	(9)	(0.1)	—	—
Net income, allocated for diluted	2,952	336	5,852	85.2	644	9.4
Weighted average ordinary shares outstanding—basic	287,309,753	37,830,991	292,961,208	292,961,208	37,138,043	37,138,043
Dilutive effect of:
Conversion of Class B to Class A shares	37,830,991	—	37,138,043	37,138,043	—	—
Share-Based Awards	7,572,993	—	7,491,975	7,491,975	—	—
Weighted average ordinary shares outstanding—diluted	332,713,737	37,830,991	337,591,226	337,591,226	37,138,043	37,138,043
Net income per share attributable to ordinary shareholders:
Basic	9.08	9.08	17.76	0.26	17.76	0.26
Diluted	8.87	8.87	17.33	0.25	17.33	0.25

4.              BUSINESS COMBINATIONS AND INVESTMENT TRANSACTIONS

Acquisitions in 2020

The Company did not complete any business combinations in the three months ended March 31, 2020.

Acquisition in 2019

TheQuestion

In March 2019, the Company completed the acquisition of assets and assumption of liabilities of Znanie Company Limited (Cyprus) and its two subsidiaries, Znanie Development Company Limited (Cyprus) and Znanie LLC (Russia) (“TheQuestion”). TheQuestion is an internet-based question-and-answer social network. The primary purpose of the acquisition of TheQuestion was to enlarge the database of answers to specific search queries and to enhance the quality of search results provided by Yandex’s Search portal. The fair value of the consideration transferred totaled  RUB 384, including cash consideration of RUB 351 and deferred consideration of RUB 33. The deferred consideration arrangement requires the Company to pay additional cash consideration to the former investors within a four-year period. No additional consideration has been paid to date. The Company accounted for the acquisition as a business combination.

Set out below is the condensed balance sheet of TheQuestion as of March 11, 2019, reflecting an allocation of the purchase price to net assets acquired:

March 11, 2019
RUB
ASSETS:
Intangible assets	113
Other current assets	5
Goodwill	295
Total assets	413
Current liabilities	6
Deferred tax liabilities	23
Total liabilities	29
Net assets	384
Total purchase consideration	384

The RUB 295 assigned to goodwill is attributable to the Search and Portal reportable segment and is primarily attributable to expected synergies that result from convergence with TheQuestion’s unique question-and-answer data. RUB 113 assigned to intangible assets relates to software that has been amortized over a period of 1 year.

5.              UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS DETAILS

Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2019 and March 31, 2020 consisted of the following:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Cash	35,829	30,749	447.8
Cash equivalents:
Bank deposits	20,192	94,387	1,374.3
Investments in money market funds	3	5	0.1
Other cash equivalents	391	1	—
Total cash and cash equivalents	56,415	125,142	1,822.2

Accounts Receivable, Net

Accounts receivable as of December 31, 2019 and March 31, 2020 consisted of the following:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Trade accounts receivable	18,647	18,074	263.1
Allowance for credit losses	(815)	(1,232)	(17.9)
Total accounts receivable, net	17,832	16,842	245.2

Movements in the allowance for expected current credit losses on trade receivables for the three months ended March 31, 2019 and 2020 are as follows:

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Balance at the beginning of the period	(670)	(815)	(11.9)
Adoption of ASU No. 2016-13 (Note 2)	—	(214)	(3.1)
Current period provision for expected credit losses	(138)	(143)	(2.0)
Foreign exchange difference	13	(60)	(0.9)
Balance at the end of the period	(795)	(1,232)	(17.9)

Other Current Assets

Other current assets as of December 31, 2019 and March 31, 2020 consisted of the following:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
VAT reclaimable	3,879	3,739	54.4
Loans to employees	998	1,040	15.1
Other receivables	1,009	863	12.6
Inventory	808	825	12.1
Current content assets	395	716	10.4
Prepaid income tax	1,321	451	6.6
Loans granted to third parties	328	393	5.7
Interest receivable	409	310	4.5
Prepaid other taxes	107	106	1.5
Restricted cash	22	27	0.4
Loans granted to related parties	5	6	0.1
Other	324	51	0.8
Total other current assets	9,605	8,527	124.2

The loans granted to third parties as of March 31, 2020 represent a U.S. dollar loan bearing interest of 2% which is expected to be fully repaid, along with accrued interest, within 12 months after the reporting date, and a current portion of a RUB denominated loan bearing interest of 3% per annum maturing in 2020—2025.

Other Non-current Assets

Other non-current assets as of December 31, 2019 and March 31, 2020 consisted of the following:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Loans to employees	2,763	2,926	42.6
VAT reclaimable	820	893	13.0
Loans granted to related parties	38	36	0.5
Loans granted to third parties	37	32	0.5
Restricted cash	16	20	0.3
Interest receivable	6	—	—
Other non-current assets	14	113	1.7
Total other non-current assets	3,694	4,020	58.6

Investments in Non-Marketable Equity Securities

Investments in non-marketable equity securities as of December 31, 2019 and March 31, 2020 consisted of the following:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Yandex.Market B.V.	25,075	23,860	347.4
Yandex.Money	2,132	2,244	32.7
Other	866	1,069	15.6
Total investments in non-marketable equity securities	28,073	27,173	395.7

Other includes limited partnership stakes in unaffiliated venture capital funds and minority investments in unaffiliated technology companies in the amount of RUB 768 and RUB 979 ($14.3) as of December 31, 2019 and March 31, 2020, respectively.

On April 27, 2018, the Company and Sberbank formed a joint venture based on the Yandex.Market platform. As part of the deal, Sberbank subscribed for new ordinary shares of Yandex.Market for RUB 30,000. Since that date, each of the Company and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with up to 10% of outstanding shares allocated to management and an equity incentive pool. The Company accounted for its investment under the equity method. The Company recorded its share in the results of Yandex.Market B.V. in the amount of a net loss of RUB 721 and a net loss of RUB 1,215 ($17.7) for the three months ended March 31, 2019 and 2020, respectively, within the loss from equity method investments line in the unaudited condensed consolidated statements of income.

In July 2013, the Company completed the sale of a 75% (less one ruble) interest in the charter capital of Yandex.Money to Sberbank for a cash consideration of RUB 1,964 ($59.1 at the exchange rate as of the sale date). The Company retained a noncontrolling interest (25% plus one ruble) and significant influence over Yandex.Money’s business; accordingly, the Company accounted for its investment under the equity method. The Company recorded its share of the results of Yandex.Money in the amount of income of RUB 91 and income of RUB 112 ($1.6) for the three months ended March 31, 2019 and 2020, respectively, within the loss from equity method investments line in the unaudted condensed consolidated statements of income.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2019 and March 31, 2020 comprise the following:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Trade accounts payable and accrued liabilities	21,454	25,357	369.2
Operating lease liabilities, current (Note 9)	10,603	6,691	97.4
Salary and other compensation expenses payable/accrued to employees	2,459	3,591	52.4
Finance lease liability, current (Note 9)	462	23	0.3
Total accounts payable and accrued liabilities	34,978	35,662	519.3

Other (Loss)/Income, Net

The following table presents the components of other (loss)/income, net for the three months ended March 31, 2019 and 2020:

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Foreign exchange (losses)/gains	(279)	4,439	64.6
Other	44	82	1.2
Total other (loss)/income, net	(235)	4,521	65.8

Income and non-income taxes payable

Income and non-income taxes payable on the consolidated balance sheets includes income taxes payable in the amount of RUB 418 and RUB 534 ($7.8) as of December 31, 2019 and March 31, 2020, respectively.

Reclassifications Out of Accumulated Other Comprehensive Income

There were no reclassifications of losses out of accumulated other comprehensive income in the three months ended March 31, 2019 and 2020.

6.              DERIVATIVE AND NON-DERIVATIVE FINANCIAL INSTRUMENTS

The Company does not enter into derivative arrangements for hedging, trading or speculative purposes. However, some of the Company’s contracts have embedded derivatives that are bifurcated and accounted for separately from the host agreements. None of these derivatives are designated as hedging instruments.

The Company recognizes such derivative instruments as either assets or liabilities on the accompanying consolidated balance sheets at fair value and records changes in the fair value of the derivatives in the accompanying unaudited condensed consolidated statements of income as other (loss)/income, net.

The fair value of derivative instruments as of December 31, 2019 and March 31, 2020 is as follows:

	Balance Sheet Location	December 31, 2019	March 31, 2020	March 31, 2020
		RUB	RUB	$
Foreign exchange contracts	Other non-current assets	14	113	1.6
Dual currency deposits	Other current assets	18	—	—
Total derivative assets		32	113	1.6

Foreign exchange contracts	Other accrued liabilities	1	—	—
Dual currency deposits	Accounts payable and accrued liabilities	104	1,641	23.9
Total derivative liabilities		105	1,641	23.9

The effect of derivative instruments not designated as hedging instruments on income for the three months ended March 31, 2019 and 2020 amounted to a loss of RUB 83 and a loss of RUB 1,451 ($21.1), respectively.

The Company used non-derivative financial instruments to protect the Company from the risk that the U.S. dollar-denominated purchases of its servers and network equipment will be adversely affected by changes in the exchange rates and to avoid volatility of balances related to property and equipment, net on the consolidated balance sheets. In the first and third quarters of 2019, the Company designated $108.3 (RUB 7,010 at the exchange rate as of the dates of designation) of its U.S. dollar-denominated deposits with a third party bank as a hedging instrument to hedge the foreign currency exposure to changes in the fair value of the unrecognized firm commitments on purchases of its servers and network equipment. As of December 31, 2019, these deposits were used in the full amount.

7.              FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1—observable inputs that reflect quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3— redeemable noncontrolling interests and deferred consideration that were measured on a recurring basis with a fair value. The fair value was determined based on significant unobservable inputs and thus represented a Level 3 measurement as defined by ASC 820.

The fair value of financial assets and liabilities as of December 31, 2019, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total
	RUB	RUB	RUB	RUB
Assets:
Cash equivalents:
Bank deposits(1) (Note 5)	—	20,192	—	20,192
Investments in money market funds (Note 5)	3	—	—	3
Derivative contracts(2) (Note 6)	—	14	—	14
Restricted cash (Note 5)	38	—	—	38
Loans to employees (Note 5)	—	3,804	—	3,804
Loans granted (Note 5)	—	365	—	365
	41	24,375	—	24,416
Liabilities:
Derivative contracts(2) (Note 6)	—	1	—	1
Redeemable noncontrolling interests	—	—	14,246	14,246
	—	1	14,246	14,247

(1)         Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)         Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the year ended December 31, 2019.

The fair value of financial assets and liabilities as of March 31, 2020, including those measured at fair value on a recurring basis, consisted of the following:

	Fair value measurement using
	Level 1	Level 2	Level 3	Total	Total
	RUB	RUB	RUB	RUB	$
Assets:
Cash equivalents:
Bank deposits(1) (Note 5)	—	94,387	—	94,387	1,374.3
Investments in money market funds (Note 5)	5	—	—	5	0.1
Derivative contracts(2) (Note 6)	—	113	—	113	1.6
Restricted cash (Note 5)	47	—	—	47	0.7
Loans to employees (Note 5)	—	4,008	—	4,008	58.3
Loans granted (Note 5)	—	425	—	425	6.2
	52	98,933	—	98,985	1,441.2
Liabilities:
Convertible debt	—	83,871	—	83,871	1,221.3
Redeemable noncontrolling interests(3)	—	—	14,235	14,235	207.3
	—	83,871	14,235	98,106	1,428.6

(1)         Bank deposits with original maturities of three months or less are included in cash equivalents. Bank deposits with maturities of more than three months are classified as term deposits.

(2)         Amounts are measured at fair value on a recurring basis. The Company had no other financial assets or liabilities measured at fair value on a recurring basis during the three months ended March 31, 2020.

(3)         The fair value of the redeemable noncontrolling interests were measured at the redemption value using a discounted cash flow (“DCF”) methodology. The most significant quantitative inputs used to measure the redemption value are the future revenue growth rates, projected adjusted earnings margins, terminal growth rate and discount rates. The inputs are based on the Company’s past experience and best estimates of future cash flows. The following tables includes the key assumptions used in the valuation of the key businesses making up respective business units:

Ranges utilized
Assumption:
Years for projection	2020 - 2025
Terminal growth rate	1.0% - 7.0%
Discount rate	15.5 - 21.0%

The fair values of the Company’s Level 1 financial assets are based on quoted market prices of identical underlying securities. The fair values of the Company’s Level 2 financial assets and liabilities are based on quoted prices and market observable data of similar instruments.

The Company measures the fair value of convertible debt for disclosure purposes. The carrying amount and fair value of convertible debt as of March 31, 2020 were as follows:

	March 31, 2020
	Carrying amount		Fair value
	RUB	$	RUB	$
Convertible debt (Note 14)	(86,029)	(1,252.7)	(83,871)	(1,221.3)
Total	(86,029)	(1,252.7)	(83,871)	(1,221.3)

There were no transfers of financial assets and liabilities between the levels of the fair value hierarchy during the year ended December 31, 2019 and the three months ended March 31, 2020.

The total gains attributable to bank deposits and investments in money market funds amounted to RUB 689 and RUB 526 ($7.7) in the three months ended March 31, 2019 and 2020, respectively. Such amounts are included in interest income in the unaudited condensed consolidated statements of income.

The carrying amounts of term deposits, accounts receivable and funds receivable, accounts payable and accrued liabilities approximate their fair values as of December 31, 2019 and March 31, 2020. The fair values of term deposits, accounts receivable and funds receivable, accounts payable and accrued liabilities are categorized into Level 2 of the fair value measurement hierarchy.

8.              PROPERTY AND EQUIPMENT, NET

Property and equipment, net of accumulated depreciation, as of December 31, 2019 and March 31, 2020 consisted of the following:

	December 31, 2019*	March 31, 2020	March 31, 2020
	RUB	RUB	$
Servers and network equipment	59,409	64,058	932.8
Land and buildings	16,133	16,951	246.8
Infrastructure systems	9,537	11,027	160.6
Office furniture and equipment	4,843	5,093	74.2
Leasehold improvements	1,980	2,151	31.3
Finance leases, gross (Note 9)	1,680	317	4.6
Other equipment	1,607	1,902	27.7
Assets not yet in use	3,778	4,557	66.4
Total	98,967	106,056	1,544.4
Less: accumulated depreciation	(51,111)	(57,335)	(835.0)
Total property and equipment, net	47,856	48,721	709.4

* Certain reclassification has been made in presentation of property and equipment, net as of December 31, 2019 in comparison with presentation in the notes to consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019. Other equipment in the amount of RUB 1,404 and land, land rights and buildings in the amount of RUB 277 were separately presented as “Finance leases, gross” to better reflect the nature of these assets.

Assets not yet in use primarily represent infrastructure systems, computer equipment and other assets under installation, including related prepayments, and comprise the cost of the assets and other direct costs applicable to purchase and installation. Leasehold improvements included in assets not yet in use amounted to RUB 98 and RUB 93 ($1.4) as of December 31, 2019 and March 31, 2020, respectively.

Depreciation expenses related to property and equipment for the three months ended March 31, 2019 and 2020 amounted to RUB 2,640 and RUB 3,333 ($48.5), respectively.

9.              LEASES

The Company’s operating leases are mainly represented by leases for corporate offices. The Company’s leases have remaining lease terms of 1 to 5 years, some of which include options to terminate the leases within 1 year.

The components of lease expense for the three months ended March 31, 2019 and 2020 were as follows:

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Total operating lease cost	1,921	2,661	38.8
Finance lease cost:
Amortization of right-of-use assets	11	83	1.2
Interest on lease liabilities	7	25	0.4
Total finance lease cost	18	108	1.6

Supplemental cash flow information related to leases for the three months ended March 31, 2019 and 2020 was as follows:

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,777	2,910	42.4
Financing cash flows from finance leases	12	116	1.7

Right-of-use assets obtained in exchange for lease obligations, additions:
Operating leases	1,331	600	8.7
Finance leases	287	—	—

Supplemental balance sheet information related to leases as of December 31, 2019 and March 31, 2020 was as follows:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Operating leases
Operating lease right-of-use assets	21,218	12,686	184.7
Operating lease liabilities — current (Note 5)	10,603	6,691	97.4
Operating lease liabilities — non-current	10,841	7,514	109.4
Total operating lease liabilities	21,444	14,205	206.8

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Finance leases
Finance leases, gross (Note 8)	1,680	317	4.6
Finance leases, depreciation	(175)	(27)	(0.4)
Finance leases, net	1,505	290	4.2
Finance lease liability, current (Note 5)	462	23	0.3
Finance lease liability over 12 months	1,094	278	4.1
Total finance lease liabilities	1,556	301	4.4

The Company’s operating lease right-of-use assets represented by the leases of the cars amounted to RUB 7,817 and nil as of December 31, 2019 and March 31, 2020, respectively.

The Company’s finance lease right-of-use assets represented by the leases of the cars amounted to RUB 1,210 and nil as of December 31, 2019 and March 31, 2020, respectively.

The change in the amount recognized on the balance sheet as of March 31, 2020 in respect of the leases of the cars was a result of the amendment in terms of operating and finance lease agreements and the Company’s intent to exercise the right to early terminate the lease of certain car fleet items.

Maturities of lease liabilities were as follows:

	Operating leases		Finance leases
	RUB	$	RUB	$
Year ending December 31,
Remainder of 2020	5,531	80.5	39	0.6
2021	6,534	95.1	43	0.6
2022	1,693	24.7	28	0.4
2023	890	13.0	28	0.4
2024	749	10.9	28	0.4
Thereafter	310	4.5	617	9.0
Total lease payments	15,707	228.7	783	11.4
Less imputed interest	(1,502)	(21.9)	(482)	(7.0)
Total	14,205	206.8	301	4.4

Information about weighted-average remaining lease term is presented below:

	December 31, 2019	March 31, 2020
Weighted average remaining lease term, years
Operating leases	2.6	2.8
Finance leases	7.3	25.1

Information about weighted-average discount rate is presented below:

	December 31, 2019	March 31, 2020
Weighted average discount rate, %
Operating leases	7.31%	6.43%
Finance leases	8.85%	9.49%

As of March 31, 2020, we have additional operating leases that have not yet commenced of RUB 55 ($0.8). These operating leases will commence in the remainder of fiscal year 2020 with lease terms of 3 to 5 years.

10.       GOODWILL AND INTANGIBLE ASSETS, NET

There were no changes in the carrying amount of goodwill in the three months ended March 31, 2020 and the amounts as of December 31, 2019 and March 31, 2020 were as follows:

	Search and Portal	Taxi	Classifieds	Media Services	E-commerce	Total	Total
	RUB	RUB	RUB	RUB	RUB	RUB	$
Balances as of December 31, 2019 and March 31, 2020	2,547	42,900	5,194	1,564	—	52,205	760.2

The Company performs a qualitative assessment to determine whether further impairment testing on goodwill is necessary. If the Company believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, a quantitative impairment test is required. Otherwise, no further testing is required. The quantitative impairment test is performed by comparing the carrying value of each reporting unit’s net assets (including allocated goodwill) to the fair value of those net assets. If the reporting unit’s carrying amount is greater than its fair value, the Company recognizes a goodwill impairment charge for the amount by which the carrying value of a reporting unit exceeds its fair value. The Company did not recognize any goodwill impairment for the three months ended March 31, 2019 and 2020.

Intangible assets, net of amortization, as of December 31, 2019 and March 31, 2020 consisted of the following intangible assets:

	December 31, 2019			March 31, 2020
		Less:	Net		Less:	Net	Net
		Accumulated	carrying		Accumulated	carrying	carrying
	Cost	amortization	value	Cost	amortization	value	value
	RUB	RUB	RUB	RUB	RUB	RUB	$
Acquisition-related intangible assets:
Trade names and domain names	3,291	(1,233)	2,058	3,291	(1,340)	1,951	28.4
Customer relationships	6,108	(1,180)	4,928	6,108	(1,289)	4,819	70.2
Content and software	1,153	(832)	321	1,173	(905)	268	3.9
Supplier relationships	12	(12)	—	12	(12)	—	—
Workforce	276	(276)	—	276	(276)	—	—
Patents and licenses	52	(44)	8	52	(46)	6	0.1
Non-compete agreements	41	(40)	1	41	(41)	—	—
Total acquisition-related intangible assets:	10,933	(3,617)	7,316	10,953	(3,909)	7,044	102.6
Other intangible assets:
Technologies and licenses	7,316	(4,839)	2,477	7,139	(4,712)	2,427	35.3
Assets not yet in use	572	—	572	680	—	680	9.9
Total other intangible assets:	7,888	(4,839)	3,049	7,819	(4,712)	3,107	45.2
Total intangible assets	18,821	(8,456)	10,365	18,772	(8,621)	10,151	147.8

Amortization expenses of acquisition-related intangible assets for the three months ended March 31, 2019 and 2020 were RUB 296 and RUB 272 ($4.0) respectively.

Amortization expenses of other intangible assets for the three months ended March 31, 2019 and 2020 were RUB 321 and RUB 405 ($5.9), respectively.

Estimated amortization expense over the next five years and thereafter for intangible assets included in the accompanying consolidated balance sheet as of March 31, 2020 is as follows:

	Acquired	Other	Total
	intangible	intangible	intangible
	assets	assets	assets
	RUB	RUB	RUB	$
Remainder of 2020	710	1,008	1,718	25.0
2021	946	786	1,732	25.2
2022	901	391	1,292	18.8
2023	822	188	1,010	14.7
2024	745	53	798	11.6
Thereafter	2,920	1	2,921	42.6
Total	7,044	2,427	9,471	137.9

11.       INCOME TAX

Income taxes are computed in accordance with Russian Federation, Dutch and other national tax laws. The taxable income of Yandex LLC is subject to federal and local income tax at a combined nominal rate of 20% for the years ending December 31, 2019 and 2020. Yandex N.V. is incorporated in the Netherlands, and its taxable profits are subject to income tax at the rate of 25% for the three months ended March 31, 2019 and 2020.

The Company recorded income tax expense of RUB 2,214 and RUB 3,711 ($54.0) for the three months ended March 31, 2019 and 2020, respectively.

The Company’s effective tax rate for the three months ended March 31, 2019 and 2020 was higher than the Dutch statutory income tax rate, primarily due to non-deductible share-based compensation expense, certain losses from the share of Yandex.Market’s financial results which are non-deductible and certain tax provisions recognized.

As of December 31, 2019 and March 31, 2020, the Company included accrued interest and penalties related to unrecognized tax benefits, totaling RUB 121 and RUB 133 ($1.9), respectively, as a component of other accrued liabilities, non-current and RUB 52 and RUB 51 ($0.7), respectively, as a component of prepaid income tax in the other current assets line as of December 31, 2019 and March 31, 2020.

As of December 31, 2019 and March 31, 2020, RUB 439 and RUB 443 ($6.5), respectively, of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Company does not anticipate significant increases or decreases in unrecognized income tax benefits over the next twelve months.

The Company’s actual Russian taxes may be in excess of the estimated amount expensed to date and accrued as of March 31, 2020, due to ambiguities in, and the evolution of Russian tax legislation, varying approaches by regional and local tax inspectors, and inconsistent rulings on technical matters at the judicial level.

In addition, significant management judgment is required in determining whether deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets to amounts that are more likely than not to ultimately be utilized based on the Company’s ability to generate sufficient future taxable income. Establishing or reducing a tax valuation allowance requires the Company to make assessments about the timing of future events, including the probability of expected future taxable income and available tax planning strategies. If actual events differ from management’s estimates, or to the extent that these estimates are adjusted in the future, any changes in the valuation allowance could materially impact the Company’s consolidated financial statements.

The tax years 2017-2019 remain open for examination by the Russian tax authorities with respect to the Company’s principal Russian operating subsidiary, Yandex LLC. The tax years 2017-2019 also remain open for examination by the Dutch tax authorities with respect to Yandex N.V. The Company believes that adequate amounts have been reserved in these jurisdictions.

12.       CONTENT ASSETS

Content assets as of December 31, 2019 and March 31, 2020 consisted of the following:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Licensed content, net	2,992	3,369	49.1
Produced content, net
Released, less amortization	101	445	6.5
In production and in development	597	506	7.3
Total	3,690	4,320	62.9
Less current content assets, net	395	716	10.4
Non-current content assets, net	3,295	3,604	52.5

The Company recognized amortization expense of licensed content of RUB 164 and RUB 505 ($7.4) for the three months ended March 31, 2019 and 2020, respectively.

The Company recognized amortization expense of produced content of RUB nil and RUB 82 ($1.1) for the three months ended March 31, 2019 and 2020, respectively.

Estimated amortization expense over the next three years for content assets is as follows:

	Licensed	Produced	Total
	content	content	content assets
	RUB	RUB	RUB	$
2020	1,195	74	1,269	18.5
2021	1,125	57	1,182	17.2
2022	692	98	790	11.5
2023	75	33	108	1.6
Total	3,087	262	3,349	48.8

13.       COMMITMENTS AND CONTINGENCIES

Lease and Other Commitments

The main portion of our lease commitments relate to lease of office space in Moscow. The lease agreement was originally signed in 2008 for ten years and then expanded in 2011 and 2014 to incorporate additional space. Following extension of the original rent agreements to 2021 and signing additional agreements, our current lease periods expire between 2021 and 2024.

For future minimum lease payments due under the Moscow offices' leases and other non-cancellable operating leases for more than one year, please refer to Note 9.

Additionally, the Company has entered into purchase commitments for license content agreements, other goods and services and acquisition of businesses, which are determined based on the non-cancellable quantities or termination amounts to which the Company is contractually obligated. As of March 31, 2020, there were no material changes to the Company’s purchase commitments disclosed in the consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2019.

Legal Proceedings

In the ordinary course of business, the Company is a party to various legal proceedings, and subject to claims, certain of which relate to copyright infringement, as well as to the alleged breach of certain contractual arrangements. The Company intends to vigorously defend any lawsuit and believes that the ultimate outcome of any pending litigation, other legal proceedings or other matters will have no material adverse effect on the financial condition, results of operations or liquidity of the Company.

As of March 31, 2020, the Company was subject to certain claims, which are denominated in U.S. dollars, in the aggregate claimed amount of approximately RUB 2,655 ($38.7). The Company has not recorded a liability in respect of those claims as of March 31, 2020.

Environment and Current Economic Situation

The Company’s operations are primarily located in the Russian Federation. Consequently, the Company is exposed to the economic and financial markets of the Russian Federation which display characteristics of an emerging market. The legal, tax and regulatory frameworks continue to develop and are subject to interpretation and frequent changes.

Taxes are subject to review and investigation by a number of authorities authorized by law to impose fines and penalties. Although the Company believes it has provided adequately for all tax liabilities based on its understanding of the tax legislation, the above factors may create tax risks for the Company. In addition to the obligations shown in the lease commitments section above, approximately RUB 443 ($6.5) of unrecognized tax benefits have been recorded as liabilities, and the Company is uncertain as to if or when such amounts may be settled. Related to unrecognized tax benefits, the Company has also recorded a liability for potential penalties of RUB 110 ($1.6) and interest of RUB 74 ($1.1). As of March 31, 2020, except for the income tax contingencies described above, the Company accrued RUB 511 ($7.4) for contingencies related to non-income taxes, including penalties and interest. Additionally, the Company has identified possible contingencies related to non-income taxes, which are not accrued. Such possible non-income tax contingencies could materialize and require the Company to pay additional amounts of tax. As of March 31, 2020, the Company estimates such contingencies related to non-income taxes, including penalties and interest, to be up to approximately RUB 8,830 ($128.6).

In the past three years the Russian economy growth has remained positive, but decelerated from 2.5% in 2018 to 1.3% in 2019, primarily on the back of the broad-based slowdown in the global trade (which caused turbulence in global financial markets), the lower-than-expected budget spending, as well as the weak real disposable income dynamic and the tight monetary policy in the first half of the year. Inflation has initially peaked at 5.3% in March 2019 (mostly due to the VAT rate hike from 18% to 20%, which took effect from January 1, 2019), but then started to decline and fell below the Bank of Russia’s target of 4% in October 2019. Sluggish inflation dynamic continued into 2020 with CPI growth running below 3% in the first quarter. Disinflationary dynamics and expected drop of consumer demand and economic activity resulted in seven key rate cuts by the Bank of Russia from 7.75% to 5.5% during 2019 year and the first quarter of 2020.

Russian economy growth decelerated to 1.6% in Q1 2020 from 2.1% in Q4 2019. The COVID-19 shock in the first quarter had only limited impact on the Russian economy as domestic demand remained quite strong throughout the quarter. Consumer spending was supported by stockpile purchases due to the Russian ruble depreciation and panic demand, despite the decline of real disposable income. However, online advertising market growth decelerated relatively more sharply to 10% in Q1 2020 from 20% in 2019 as the advertising market was among the first to take a hit from the pandemic as businesses started to scale back advertising budgets.

In addition, the first few months of 2020 have seen significant global market turmoil triggered by the outbreak of COVID-19. Together with other factors (such as OPEC+ agreement breakdown in early March 2020), this has resulted in a sharp decrease in oil prices and the stock market indices, as well as a depreciation of the Russian ruble. These developments are further increasing the level of uncertainty in the business environment.

The above mentioned developments may lead to reduced access of Russian businesses to international capital markets, increased inflation and other negative economic consequences. The impact of further economic developments on future operations and financial position of the Company is at this stage difficult to determine.

14.       CONVERTIBLE DEBT

On March 3, 2020, the Company issued and sold $1,250.0 (RUB 82,909 at the exchange rate as of the issue date) in aggregate principal amount of 0.75% convertible notes due March 3, 2025 (the “Notes”) at par. The convertible notes constitute senior unsecured obligations of the Company. Interest at an annual rate of 0.75% is payable semi-annually on March 3 and September 3 of each year, beginning on September 3, 2020. The Notes are convertible into cash, Class A shares of the Company or a combination of cash and Class A shares, at the Company’s election, under circumstances described below, based on an initial conversion price of $60.0751 per

Class A share (which represents a conversion rate of approximately 16.65 Class A shares per $1,000 principal amount of Notes, the bond’s nominal is $0.2 or 3,329 shares per bond), subject to adjustment on the occurrence of a fundamental change event as defined in the terms and conditions of the Notes and on the occurrence of certain other events. It is the Company’s current intent to settle the principal amount of the Notes with cash. The Notes are convertible, at the option of the holder, prior to September 3, 2024, if (i) the arithmetic mean of the parity value (as defined in the terms and conditions of the Notes) on each trading day in any period of 20 consecutive trading days in a period of 30 consecutive trading days ending on (and including) the dealing day immediately preceding the final dealing day of any quarter is greater than $0.26; (ii) if certain parity events as defined in the terms and conditions of the Notes occur; (iii) if a delisting event occurs in respect of the Class A shares; or (iv) upon the occurrence of specified corporate events. On or after September 3, 2024, the Notes can be converted at the option of the holder regardless of the foregoing circumstances at any time until the close of business on the 10th business day immediately preceding the maturity date of the Notes. The noteholder could accelerate the maturity date upon the event of default, the fundamental change event or the delisting event. The Company will not have the right to redeem the Notes prior to maturity, except (i) on or after March 18, 2023, if on each of 20 dealing days (whether or not consecutive) in any period of 30 consecutive dealing days the volume weighted average price on the NASDAQ Global Select Market of a Class A share exceeds 130% of the conversion price; (ii) if 85% or more in principal amount of the Notes originally issued shall have been previously converted and/or repurchased and cancelled; or (iii) in connection with certain changes in tax laws. As of March 31, 2020 none of the conditions allowing the conversion of the Notes or the redemption events have been met.

The net proceeds to the Company from the sale of the Notes were RUB 82,050 ($1,237.0 at the exchange rate as of the issue date). Debt issuance costs were approximately RUB 869 ($13.1 at the exchange rate as of the issue date), of which RUB 93 ($1.4 at the exchange rate as of the issue date) was allocated to additional paid-in capital and RUB 776 ($11.7 at the exchange rate as of the issue date) was allocated to deferred issuance costs and will be amortized as interest expense over the term of the Notes.

The Company separately accounts for the liability and equity components of the Notes. The carrying value of the liability component of RUB 74,055 ($1,116.5 at the exchange rate as of the issue date) as of the date of issuance was recognized at the present value of its cash flows using a discount rate of 3.059%, the Company’s estimated borrowing rate at the date of the issuance for a similar debt instrument without the conversion feature. Debt discount is amortized using the effective interest method over the period from the origination date through the stated maturity date. The value of the equity component of RUB 8,854 ($133.5 at the exchange rate as of the issue date) as of the date of issuance was calculated by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole and was recorded as a debt discount. The tax effect of the value of the equity component is RUB 1,971 ($29.7 at the exchange rate as of the issue date). The carrying value of the equity component remains unchanged from the date of issuance.

The carrying value of the Notes as of March 31, 2020 consisted of the following:

	March 31, 2020
	RUB	$
0.75% Convertible Senior Notes due March 2025	97,165	1,414.8
Unamortized debt discount	(10,240)	(149.1)
Unamortized debt issuance cost	(896)	(13.0)
Total convertible debt	86,029	1 252.7

The remaining unamortized debt discount of RUB 10,240 ($149.1 at the convenience translation rate) as of March 31, 2020 will be amortized over the remaining life of the Notes, which is approximately 5.0 years.

The Company recognized RUB 196 ($2.7 at the convenience translation rate) as interest expenses related to the contractual interest coupon, amortization of the debt discount and issuance expenses for the month ended March 31, 2020.

15.       SHARE-BASED COMPENSATION

Employee Equity Incentive Plan

The Company has granted Share-Based Awards to employees of the Company pursuant to its Fourth Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the 2016 Equity Incentive Plan (the “2016 Plan,” and together with the 2007 Plan, the “Plans”).

The following table summarizes information about non-vested share awards:

	Options		RSUs
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2019	1,798,554	$15.43	9,235,579	$32.92
Granted	—	—	653,068	44.54
Vested	(83,375)	14.62	(807,370)	30.11
Forfeited	—	—	(148,087)	33.48
Cancelled	—	—	(1,271)	27.12
Non-vested as of March 31, 2020	1,715,179	$15.47	8,931,919	$34.02

As of March 31, 2020, there was RUB 22,527 ($328.0) of unamortized share-based compensation expense related to unvested share options and RSUs which is expected to be recognized over a weighted average period of 2.73 years.

In February 2019, the Company granted share-based awards (“Synthetic Options”) to the employees of the Zen and Geolocation Services operating segments, respectively, which entitle the participants to receive Synthetic Shares, which represent the participant’s right to a Payout Amount (the value of Synthetic Shares) related to the appreciation in value of vested Synthetic Shares. The Company estimates the fair value of Synthetic Options using the Monte-Carlo pricing model.

The Company recognized share-based compensation expense in respect of such Synthetic Options in the amount of RUB 570 and RUB 113 ($1.6) for the three months ended March 31, 2019 and 2020, respectively. As of March 31, 2020, there was RUB 1,201 ($17.5) of unamortized share-based compensation expense related to unvested Synthetic Options.

Business Unit Equity Awards

The Company finalized the process of restructuring certain of the business units into separate legal structures in its E-commerce, Taxi, Classifieds operating segments in 2016 and its Media Services segment in 2018 (together, the “Participating Subsidiaries”). In connection with this restructuring, and to align the incentives of the relevant employees with the operations of the Participating Subsidiaries, the Company granted 4.4 million equity incentive awards under the 2016 Plan to the senior employees of these business units in total in 2015-2019 and for the three months ended March 31, 2020, which entitle the participants to receive options to acquire redeemable depositary receipts of shares in the respective operating subsidiaries upon the satisfaction of defined vesting criteria (the “Business Unit Equity Awards”), of which 3.3 million remain outstanding as of March 31, 2020. The exercise price of the Business Unit Equity Awards is determined from time to time by the Board and the standard vesting schedule for Business Unit Equity Awards under the 2016 Plan is consistent with Share-Based Awards granted in the Company’s shares. Business Unit Equity Awards and any awards granted to management of the Participating Subsidiaries outside of the 2016 Plan are not to exceed 20% of such Participating Subsidiary’s shares issued and outstanding from time to time.

The Company has recorded share-based compensation expense in respect of Business Unit Equity Awards in the amount of RUB 102 and RUB 40 ($0.6) for the three months ended March 31, 2019 and 2020, respectively.

MLU B.V. 2018 Equity Incentive Plan

MLU B.V., a subsidiary of the Company, grants options and restricted share units (“RSUs”) to the employees of the MLU Group (MLU B.V. and its subsidiaries) pursuant to the MLU B.V. 2018 Equity Incentive Plan (the “2018 Plan”). The 2018 Plan was adopted by the Management Board of MLU B.V. on February 7, 2018. Options issued under the 2018 Plan entitle the holder to acquire depositary receipts over Class A shares of MLU B.V. at a specified exercise price. RSUs awarded under the 2018 Plan entitle the holder to receive a fixed number of depositary receipts over Class A shares of MLU B.V. at no cost upon the satisfaction of certain time-based vesting criteria.

The following table summarizes information about non-vested Options and RSUs under the Plan:

	Options		RSUs
		Weighted		Weighted
		Average		Average
		Grant Date		Grant Date
	Quantity	Fair Value	Quantity	Fair Value
Non-vested as of December 31, 2019	143,429	$130.60	206,807	$203.59
Granted	—	—	73,070	233.87
Vested	(12,359)	133.08	(18,771)	184.48
Forfeited	—	—	(5,754)	272.73
Non-vested as of March 31, 2020	131,070	$130.36	255,352	$212.08

MLU Group has recorded share-based compensation expense in respect of RSUs and options under the 2018 Plan in the amount of RUB 267 and RUB 309 ($4.5) for the three months ended March 31, 2019 and 2020, respectively.

As of March 31, 2020, there was RUB 5,336 ($77.7) of unamortized share-based compensation expense related to unvested RSUs and options under the 2018 Plan which is expected to be recognized over a weighted average period of 3.03 years.

In July 2019 and March 2020 the MLU Group introduced two buy-back programs for eligible employees to exchange half of their fully vested options and RSUs for an aggregate of about 50,500 awards to settle them in cash. While the MLU B.V. does not have formal commitment to its employees to settle awards in cash in the future, based on past practice of settlements, the MLU B.V. starting from March 31, 2020 accounts for those cash-settled awards as liabilities. Accordingly, as of March 31, 2020, accounts payable and accrued liabilities line of the consolidated balance sheet included respective liability in the amount of RUB 424 ($6.2) with the corresponding reductions in additional paid-in capital and profit or loss. The fair value of the liability related to cash-settled awards is further to be remeasured at the end of each reporting period until settlement. The total expense related to these awards cannot be less than the grant date fair value measurement of the original award.

Share-Based Compensation Expense

The Company recognized share-based compensation expense of RUB 2,689 and RUB 2,751 ($40.1) for the three months ended March 31, 2019 and 2020, respectively. The Company recognized RUB 18 and RUB 16 ($0.2) in related income tax benefits from Share-Based Awards exercised for the three months ended March 31, 2019 and 2020, respectively.

16.       INFORMATION ABOUT SEGMENTS, REVENUES & GEOGRAPHIC AREAS

The company determined its operating segments based on how the chief operating decision maker (“CODM”) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The Company determined the following operating and reportable segments: Search and Portal, Taxi, Classifieds and Media Services. The results of the Company’s remaining operating segments, including Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education, that do not meet the quantitative or the qualitative thresholds for disclosure, are combined into the other category defined as Other Bets and Experiments which is shown separately from the reportable segments and reconciling items. There were no changes in the Company’s operating segments composition comparing to 2019.

Reportable segments derive revenues from the following services:

•                  Search and Portal, which includes all our services offered in Russia, Belarus, Kazakhstan and Uzbekistan, among which are search, location-based, personalized and mobile services, that enable the Company’s users to find relevant and objective information quickly and easily and to communicate and connect over the internet, from both their desktops and mobile devices;

•                  Taxi includes our Ride-hailing business (which consists of Yandex.Taxi and Uber in Russia and neighboring countries), FoodTech business (including Yandex.Eats, Yandex.Chef, a meal kit subscription service, and Yandex.Lavka, a hyperlocal grocery delivery service) and our Self-Driving Cars (“SDC”) division;

•                  Classifieds (including Auto.ru, Yandex.Realty and Yandex.Jobs) which derives revenues from online advertising and listing fees;

•                  Media Services (including KinoPoisk, Yandex.Music, Yandex.Afisha, our production center Yandex.Studio and our subscription service Yandex.Plus) which derives revenue from online advertising and transaction revenues, including music and video content subscriptions as well as event tickets sales.

The Company accounts for intersegment revenues as if the services were provided to third parties, that is, at the level approximating current market prices.

The measures of the segments’ profits and losses that are used by the CODM to assess segment performance and decide how to allocate resources for the three months ended March 31, 2019 and 2020 are presented below. The CODM does not evaluate operating segments using asset information and, accordingly, the Company does not report asset information by segment.

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Search and Portal:
Revenues from external customers	25,327	27,749	404.0
Intersegment revenues	1,782	2,377	34.6
Depreciation and amortization	(2,685)	(3,161)	(46.1)
Adjusted operating income	10,232	11,601	168.9
Taxi:
Revenues from external customers	7,639	11,422	166.3
Intersegment revenues	—	—	—
Depreciation and amortization	(255)	(230)	(3.3)
Adjusted operating income	(161)	48	0.7
Classifieds:
Revenues from external customers	1,106	1,488	21.7
Intersegment revenues	—	—	—
Depreciation and amortization	(12)	(2)	—
Adjusted operating income	(332)	(105)	(1.5)
Media Services:
Revenues from external customers	734	1,433	20.9
Intersegment revenues	—	—	—
Depreciation and amortization	(19)	(24)	(0.3)
Adjusted operating income	(450)	(725)	(10.6)
Other Bets and Experiments:
Revenues from external customers	2,478	4,911	71.5
Intersegment revenues	—	—	—
Depreciation and amortization	(241)	(493)	(7.2)
Adjusted operating income	(1,481)	(2,410)	(35.1)
Eliminations:
Revenues from external customers	—	—	—
Intersegment revenues	(1,782)	(2,377)	(34.6)
Depreciation and amortization	(45)	(100)	(1.5)
Adjusted operating income	—	—	—
Total:
Revenues from external customers	37,284	47,003	684.4
Intersegment revenues	—	—	—
Depreciation and amortization	(3,257)	(4,010)	(58.4)
Adjusted operating income	7,808	8,409	122.4

The reconciliation between adjusted operating income and net income for the three months ended March 31, 2019 and 2020 is as follows:

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Adjusted operating income	7,808	8,409	122.4
Less: share-based compensation expense	(2,689)	(2,751)	(40.1)
Add: interest income	827	728	10.6
Less: interest expense	(1)	(225)	(3.3)
Less: other (loss)/income, net	(873)	3,415	49.7
Less: amortization of acquisition-related intangible assets	(296)	(272)	(3.9)
Less: compensation expense related to contingent consideration	(8)	—	—
Less: one-off restructuring cost	—	(98)	(1.4)
Less: income tax expense	(2,214)	(3,711)	(54.0)
Net income	2,554	5,495	80.0

The Company’s revenues for the three months ended March 31, 2019 and 2020 consist of the following:

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Online advertising revenues(1):
Yandex websites	20,912	24,246	353.1
Yandex ad network websites	6,128	5,863	85.3
Total online advertising revenues	27,040	30,109	438.4
Revenues of Taxi business	7,624	11,368	165.5
Other revenues	2,620	5,526	80.5
Total revenues	37,284	47,003	684.4

(1)         The Company records revenue net of VAT, sales agency commissions and bonuses and discounts. Because it is impractical to track commissions, bonuses and discounts for online advertising revenues generated on Yandex websites and on those of the Yandex ad network members separately, the Company has allocated commissions, bonuses and discounts between its Yandex websites and the Yandex ad network websites proportionately to their respective gross revenue contributions.

Revenues disaggregated by geography, based on the billing address of the customer, consist of the following:

	Three months ended March 31,
	2019	2020	2020
	RUB	RUB	$
Revenues:
Russia	34,657	43,698	636.3
Rest of the world	2,627	3,305	48.1
Total revenues	37,284	47,003	684.4

The following table sets forth long-lived assets other than financial instruments and deferred tax assets by geographic area:

	December 31, 2019	March 31, 2020	March 31, 2020
	RUB	RUB	$
Long-lived assets:
Russia	131,267	122,054	1,777.3
Finland	5,668	7,173	104.4
Rest of the world	1,135	1,435	20.9
Total long-lived assets	138,070	130,662	1,902.6

17.       SUBSEQUENT EVENTS

In May 2020, the Company granted RSUs to purchase an aggregate of up to 2,168,447 Class A shares to its employees pursuant to the 2016 Plan as part of its semi-annual performance review process.

In April 2020, the Company repurchased 732,175 Class A shares at an average price of $34.20 per share, for a total amount of $25.0.

In May and June 2020, the Russian economy was positively impacted by a significant growth in crude oil prices and a significant appreciation of the Russian ruble, from RUB 77.7325 to $1.00 as of March 31, 2020 to RUB 68.6745 to $1.00 as of June 10, 2020.

On June 23, 2020, the Company entered into a framework agreement with Sberbank of Russia, pursuant to which, among other things: (i) the Company agreed to acquire from Digital Assets Limited (“Digital Assets”), a Sberbank subsidiary, 45% of the issued share capital of Yandex.Market B.V. for consideration equal to RUB 42.0 billion; (ii) the Company agreed to sell to Digital Assets a 25% plus RUB 1 interest in Yandex.Money for approximately RUB 2.4 billion; (iii) it was agreed that agreements establishing the joint ventures with respect to Yandex.Money and Yandex.Market, together with certain operational agreements, would terminate with effect from the Sberbank Transactions closing date agreements; (iv) it was agreed that all non-compete and exclusivity obligations of Yandex in respect of financial services will terminate, with effect from the closing of the Sberbank Transactions; and (v) for a transitional period following the closing of the Sberbank Transactions, it was agreed to continue providing certain services with respect to the business operations of Yandex.Money and Yandex.Market, including rights to use certain intellectual property.

None of the parties (the Company or Sberbank) are obliged to complete any of the transactions mentioned above as (i) and (ii) unless the transactions is completed simultaneously, but completion of the purchase of some of parties will not affect the rights of this party with respect to the purchase of the remaining relevant share.

The Sberbank Framework Agreement contains certain customary warranties, indemnities and covenants. Sberbank and the Company also agreed to certain non-solicitation restrictions with respect to employees of Yandex.Money and Yandex.Market, respectively.

The Sberbank Transactions are subject to customary closing conditions, including regulatory approvals, and is expected to close during the third quarter of 2020.

Immediately following the closing of the Sberbank Transactions, Sberbank will directly and indirectly own a 100% interest in Yandex.Money, and the Company will own 90% in Yandex.Market, with 10% of Yandex.Market continuing to be owned by an equity incentive foundation to facilitate current and future equity ownership by management and employees of Yandex.Market.